EXHIBIT 2.1



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                           PURCHASE AND SALE AGREEMENT

THIS AGREEMENT dated this 17th day of May, 1996, is between MERIDIAN OIL INC., a Delaware corporation ("Seller"), with offices at 5051 Westheimer, Suite 1400, Houston, Texas 77056-2124, and CONMAG ENERGY CORPORATION, a Texas corporation ("Buyer"), with offices at 600 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039.

WHEREAS, Seller desires to sell, and Buyer desires to purchase, upon and subject to the terms and conditions hereinafter set forth, all of Seller's right, title, and interest in and to the following assets:

          (i) The oil and gas leases, leasehold interests, term royalty interests, rights and interests attributable or allocable to the oil and gas leases or leasehold interests by virtue of pooling, unitization, communitization, and operating agreements, licenses, permits and other agreements, and other properties and interests described on Exhibit "A-1" attached hereto (collectively, the "Leases"), together with identical undivided interests in and to the property and rights incident thereto, including, but not limited to, as of the Effective Time, rights in, to, and under agreements, leases, permits, rights-of-way, easements, licenses, farmouts, farmins, options, orders, and other contracts or agreements of a similar nature in any way relating thereto;

          (ii) The wells, equipment, materials, fixtures and improvements on the Leases as of the Effective Time, appurtenant thereto or used or obtained in connection with the Leases or with the production, treatment, sale or disposal of hydrocarbons or waste produced therefrom or attributable thereto, and other appurtenances thereunto belonging (the "Equipment"); provided, however, Equipment shall not include leased equipment located on the Leases;

          (iii)The unitization, pooling and operating agreements, and the units created thereby which relate to the Leases or interests described in Exhibit "A-1" or which relate to units or wells located on the Leases, including the units formed under orders, regulations, rules, and other official acts of the governmental authority having jurisdiction, together with any right, title, and interest created thereby in the Leases;

          (iv) Gas purchase contracts and product purchase and sale agreements related to the Leases;
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          (v)  The  Panoma  No.  1 Field  Plant  together  with  all  equipment,
               supplies,   machinery,   materials,  taps,  meters,  compressors,
               dehydrator, auxiliary electrical generators, valves, piping and other personal property, and certain real property, all as more
               particularly   set  forth  on  Exhibit  "A-2"   attached   hereto
               (collectively, the "Field Plant");

          (vi) The Panoma No. 2 Compressor Station together with all equipment, supplies, machinery, materials, taps, meters, compressors, valves, piping and other personal property, and certain real property, all as more particularly set forth on Exhibit "A-3" attached hereto (collectively, the "Compressor Station");

          (vii)Gathering lines more particularly described on Exhibit "A-4" attached hereto, liquid and gas lines, taps, meters and all other equipment, supplies, machinery, materials or facilities appurtenant to or considered part of such lines (the "Gathering System");

          (viii) Rights-of-way, easements, and surface use leases appurtenant to the Gathering System, as more particularly described on Exhibit "A-5" attached hereto (the "Easements");

          (ix) Equipment leases and rental contracts, as more particularly described on Exhibit "A-6" attached hereto (to the extent the same are assignable);

          (x) Gas gathering agreements, gas processing agreements, contracts and other agreements of a similar nature used primarily in connection with the Leases, the Equipment, the Field Plant, the Compressor Station, and the Gathering System (to the extent the same are assignable);

          (xi) Vehicles, as set forth on Exhibit "A-7" attached hereto; and

          (xii)Shamrock office facility, including all equipment, fixtures, supplies, machinery, materials and other personal property appurtenant thereto, located on certain real property set forth on Exhibit "A-8" (the "Shamrock Facility").

Seller's interests in these assets is herein collectively referred to as the "Interests"; provided, however, the Interests shall not include, and there is excepted, reserved and excluded from this Agreement the personal and real property set forth in Exhibit "G" attached hereto (the "Excluded Interests").

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NOW, THEREFORE,  in consideration of the above recitals and of the covenants and agreements herein contained, Seller and Buyer agree as follows:

1. PURCHASE AND SALE. Subject to and upon all of the terms and conditions herein set forth, Seller shall sell, transfer, assign, convey, and deliver the Interests to Buyer, and Buyer shall purchase, receive, pay for, and accept the Interests from Seller, effective April 1, 1996, 7 a.m. local time at the Leases (the "Effective Time").

2.   PURCHASE PRICE AND PERFORMANCE DEPOSIT.

          (a) The purchase price for the Interests shall be THIRTY SIX MILLION FIVE HUNDRED THOUSAND DOLLARS ($36,500,000) (the "Base Purchase Price"), subject to any applicable purchase price adjustment as provided for herein.

          (b) Buyer shall, upon execution of this Agreement, deliver to Seller a performance deposit of TWO MILLION DOLLARS ($2,000,000) (the "Performance Deposit") to assure Buyer's performance hereunder. At Closing, the Performance Deposit, plus interest at a simple rate of nine percent (9%) per annum, shall be a Buyer's credit against the Base Purchase Price. The Performance Deposit shall be refundable to Buyer only in the event that the conditions to Buyer's obligations to close as set forth in Section 6 have not been met, in which event Seller shall promptly return the Performance Deposit, together with interest thereon, to Buyer. In the event this transaction is not consummated on the Closing Date for any reason other than the condition of Closing by Seller contained in Section 5(c) hereof, Seller may retain the Performance Deposit, together with interest thereon, as agreed liquidated damages and not as a penalty, it being agreed that actual damages would be difficult to ascertain and that such amount is reasonable.

          (c) Seller and Buyer agree that the Base Purchase Price shall be allocated among the Interests as set forth on Exhibit "B" for the purpose of (i) establishing a basis for certain taxes, (ii) giving notices of value to the owners of any preferential rights to purchase the Interests, and (iii) determining the value of a Title Defect or an Environmental Defect and handling those instances in which the Base Purchase Price is to be adjusted.

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3.   TITLE DEFECTS. As used herein, the term:

          (a) "Defensible Title" shall mean, as to the Interests, such title held by Seller, that, subject to and except for Permitted Encumbrances (as hereinafter defined):

               (i) Entitles Seller to receive not less than the "Net Revenue Interest" as set forth in Exhibit "B" of all oil, gas, and associated liquid and gaseous hydrocarbons produced, saved, and marketed from the Interests;

               (ii) Obligates Seller to bear costs and expenses  relating to the maintenance, development, and operation of all wells located on the Interests in an amount not greater than the "Working Interest" set forth in Exhibit "B";

               (iii)Is free and clear of any and all  encumbrances,  charges and liens;

               (iv) Is free and clear of any provision or  obligation  affecting the Interests contained in any contract or agreement disclosed in the Records (as hereafter defined) which is not customary to currently accepted oil and gas industry standards and (a) requires an extraordinary expenditure in connection with the acquisition, exploration, development or operation of the Interests or (b) would materially diminish the Net Revenue Interest set forth on Exhibit "B", or materially increase the Working Interest set forth on Exhibit "B".

          (b)  "Permitted Encumbrances" shall mean:

               (i) Lessor's royalties, overriding royalties, production payments, and reversionary interests if the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interest of any Interest to less than the Net Revenue Interest set forth in Exhibit "B";

               (ii) Sales  contracts  covering oil, gas or associated  liquid or gaseous hydrocarbons;

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               (iii)Preferential  rights to purchase  and  required  third party consents to assignments and similar agreements with respect to which (i) waivers or consents are obtained from the appropriate parties, or (ii) required notices have been given to the holders of such rights and the appropriate time period for asserting such rights has expired without an exercise of such rights;

               (iv) Liens for taxes or assessments  not due or not delinquent on the Closing Date;

               (v) All rights to consent by, required notices to, filings with, or other actions by governmental agencies in connection with the sale or conveyance of oil and gas leases or interests therein or sale of production therefrom if the same are customarily obtained subsequent to such sale or conveyance;

               (vi) Easements,   rights-of-way,   servitudes,  permits,  surface
                    leases, and other rights in respect of surface operations on or over any of the Interests which do not operate to interfere with current operations on the Interests;

               (vii)Liens of operators  relating to  obligations  not yet due or pursuant to which Seller is not in default, and materialmen's, mechanics, repairmen's, or other similar liens or charges arising in the ordinary course of business incidental to construction, maintenance or operation of the Interests that are not such as to interfere with the operation, value or use of the Interests;

               (viii) The agreements  set forth on Exhibit "I" attached  hereto;
                    and

               (ix) Any Title Defects  waived by Buyer  pursuant to the terms of this Agreement.

          (c) The Interests shall be deemed to have a "Title Defect" if Seller has less than Defensible Title to the Interests.

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4.   PURCHASE PRICE ADJUSTMENTS FOR TITLE DEFECTS.

          (a) Buyer may, by delivery of written notice to Seller of the existence of an alleged Title Defect, request reduction of the purchase price for the Interest affected. The Title Defect notice shall clearly indicate the nature of the Title Defect, the Interest to which it relates, an explanation of the Title Defect including the supporting legal theories, the allocated value of the Interest as to which all or some portion of which is affected by the Title Defect, and the amount by which Buyer believes the value of the affected Interest has been reduced because of the Title Defect, with the computation and information upon which Buyer's belief is based. In determining whether a portion of an Interest contains a Title Defect, it is the intent of the parties to include, when possible, only that portion of such Interest materially and adversely affected. If the value properly allocated to a Title Defect cannot be determined directly from Exhibit "B" because the Title Defect is included within, but does not totally comprise, the Interest to which the allocated value relates, Buyer and Seller shall attempt, where feasible, to proportionately reduce the allocated value in Exhibit "B".

          (b) The Title Defect notice by Buyer shall be delivered to Seller on or before June 17, 1996. In the event any such notice is not timely delivered, all Title Defects shall be deemed waived for all purposes and Buyer shall thereafter have no right to claim Title Defects; and in the event the Title Defect notice is timely delivered, all Title Defects not claimed in such notice shall be deemed waived for all purposes. Seller shall have the right, but not the obligation, to attempt to cure any alleged Title Defect prior to Closing. In the event Seller is unable or unwilling to cure an alleged Title Defect, Buyer and Seller shall meet and use their best efforts to agree on the validity of the claim of Title Defect and the amount of any required purchase price adjustment. In evaluating the significance of a fact, circumstance or condition for purposes of determining an alleged Title Defect, due consideration shall be given to the length of time that the particular Lease has been producing hydrocarbon substances and whether such fact, circumstance or condition is of the type expected to be encountered in the area involved, and is usual and customarily acceptable to reasonable and prudent persons engaged in the business of the ownership, development, and operation of oil and gas properties with knowledge of all of the facts and appreciation of their legal significance.

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          (c)  In the event the  parties  cannot  mutually  agree on a  purchase price adjustment for an alleged Title Defect, Buyer shall have the right to (i) proceed to Closing and accept the Interest with the alleged Title Defect with no purchase price adjustment, or
               (ii) terminate this Agreement as to the Interest affected by the alleged Title Defect and receive a purchase price adjustment for such Interest as set forth in Exhibit "B", or, where feasible, the proportionate allocated value.

          (d) There shall be no purchase price adjustment for Title Defects unless the aggregate total of all Title Defects exceeds ONE HUNDRED EIGHTY TWO THOUSAND FIVE HUNDRED DOLLARS ($182,500).

          (e) In the event that Buyer shall determine that Seller's net revenue interests in the Interests are greater than the Net Revenue Interests set forth on Exhibit "B", Buyer shall notify Seller and Seller shall be entitled to a mutually agreeable purchase price adjustment.

5. CONDITIONS OF CLOSING BY SELLER. The obligation of Seller to close is subject to the satisfaction of the following conditions:

          (a) The representations of Buyer contained in Section 8 hereof are true on and as of the Closing Date;

          (b) Buyer shall have delivered to Seller a legal opinion rendered by counsel to the effect that (i) Buyer is a corporation validly existing and in good standing under the laws of the State of Texas and has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (ii) the execution and delivery of, and consummation of the transactions contemplated by, this Agreement by Buyer have been duly authorized by all necessary action on the part of the Buyer; and (iii) this Agreement has been duly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer and is enforceable against Buyer in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights;

          (c)  Adjustments  to  the  purchase  price  in  accordance   with  the
               provisions of Sections 4 and 13 hereof shall not have exceeded THREE MILLION SIX HUNDRED FIFTY THOUSAND DOLLARS ($3,650,000);

          (d) On or before Closing, Seller shall have obtained the consent and approval of the Board of Directors of its parent, Burlington Resources Inc., to consummate the transactions contemplated by this Agreement; and

          (e) Buyer shall have delivered to Seller a guaranty in the form set forth on Exhibit "H" attached hereto wherein Magnum Petroleum
               Inc., Magnum Hunter Production, Inc. and Gruy Petroleum Management Company, collectively as guarantor, guarantee the performance by Buyer under this Agreement.

6. CONDITIONS OF CLOSING BY BUYER. The obligation of Buyer to close is subject to the satisfaction of the following conditions:

          (a) The representations of Seller contained in Section 7 shall be true on and as of the Closing Date;

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          (b)  Buyer and Seller shall have adjusted the Base Purchase  Price for
               Title Defects and Environmental Defects in accordance with the provisions of Sections 4 and 13 hereof; and

          (c) Seller shall have delivered to Buyer a legal opinion rendered by Seller's corporate counsel to the effect that (i) Seller is a corporation validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (ii) the execution and delivery of, and consummation of the transactions contemplated by, this Agreement by Seller have been duly authorized by all necessary action on the part of Seller; and (iii) this Agreement has been duly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller and is enforceable against Seller in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights.

7.   REPRESENTATIONS OF SELLER. Seller represents to Buyer that:

          (a) Seller is a corporation validly existing and in good standing under the laws of the State of Delaware and is duly qualified to own its properties and assets and to carry on its business as now being conducted;

          (b) Subject to the condition set forth in Section 5(d) hereof, Seller has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby have been duly authorized;

          (c) Subject to the condition set forth in Section 5(d) hereof, this Agreement has been duly executed and delivered by Seller and
               constitutes   the  valid  and  binding   obligation   of  Seller,
               enforceable against it in accordance with the terms hereof, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar laws affecting creditors' rights. No other act, approval or proceeding on the part of Seller or any other party is required to authorize the execution and delivery of this Agreement by Seller or the consummation of the transactions contemplated hereby;

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          (d)  Subject to the condition  set forth in Section 5(d) hereof,  this
               Agreement, and the execution and delivery hereof by Seller, does not and the consummation of the transactions contemplated hereby will not (i) conflict with or result in a breach of the charter or bylaws of Seller or any other governing documents of Seller,
               (ii) violate, or conflict with, or constitute a default under, or result in the creation or imposition of any security interest, lien or encumbrance upon any property or assets of Seller under any mortgage, indenture or agreement to which it is a party or by which the Interests are bound, which violation, conflict or default might adversely affect the ability of Seller to perform its obligation under this Agreement, or (iii) violate any statute
               or  law  or  any  judgment,   decree,  order,  writ,  injunction,
               regulation or rule of any court or governmental authority, which violation might adversely affect the ability of Seller to perform its obligations under this Agreement;

          (e) Seller has incurred no liability, contingent or otherwise, for brokers' or finders' fees relating to the transactions contemplated by this Agreement for which Buyer shall have any responsibility whatsoever;

          (f) Seller is not a "foreign person" as defined in Section 1445 of the Internal Revenue Code of 1986 and in any regulations promulgated thereunder;

          (g) Except as set forth on Exhibit "E" attached hereto, to the best of Seller's knowledge, there are no claims, actions, suits or proceedings (including condemnation or similar proceedings) filed or threatened against the Interests or any portion thereof that would have a material adverse affect on the value or operation of the Interests;

          (h) To the best of Seller's knowledge, Seller has not violated any environmental statute, rule, regulation or order applicable to the Interests which violation would have a material adverse effect on the value or operation of the Interests; and

          (i) To the best of Seller's knowledge and after Seller's review of the Records (as hereafter defined), Seller has received no notice of default with respect to the Leases and any other agreements, contracts, leases, permits, rights-of-way, easements or other agreements or contracts related to the Leases which would have a material adverse effect on the value or operation of the Interests assigned to Buyer and, to the best of Seller's knowledge, (i) no events have occurred which with the giving of notice or the passage of time or both could cause any such agreement or instruments to be in default, and (ii) all monies and performance due and required under the terms thereof through the Effective Time shall have been paid and performed.

       In those instances where Seller's representations are made on the basis of "Seller's knowledge", such representations are made by Seller on the basis of Seller's actual knowledge, without any investigation; provided, however, that Seller's supervisory personnel have no notice of material facts which would cause them to reasonably believe that an investigation should be conducted.

8.   REPRESENTATIONS OF BUYER. Buyer represents to Seller that:

          (a) Buyer is a corporation validly existing and in good standing under the laws of the State of Texas and is duly qualified to own its properties and assets and the Interests and to carry on its business as now being conducted;

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          (b)  Buyer  has the  requisite  power and  authority  to  execute  and
               deliver  this  Agreement  and  to  consummate  the   transactions
               contemplated hereby. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby have been duly authorized;

          (c) This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with the terms hereof, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar laws affecting creditors' rights. No other act, approval or proceeding on the part of Buyer or any other party is required to authorize the execution and delivery of this Agreement by Buyer or the consummation of the transactions contemplated hereby;

          (d) This Agreement, and the execution and delivery hereof by Buyer, does not and the consummation of the transactions contemplated hereby will not (i) conflict with or result in a breach of the charter or bylaws of Buyer or any other governing documents of Buyer, or (ii) violate any statute or law or any judgment, decree, order, writ, injunction, regulation or rule of any court or governmental authority, which violation might adversely affect the ability of Buyer to perform its obligations under this Agreement;

          (e) Buyer's affiliate, Gruy Petroleum Management Company, possesses all required governmental licenses, permits, bonds, certificates, orders, and authorizations necessary to own or operate the Interests and will be named on such documents as operator of the Interests;

          (f) Buyer has, and will have on the Closing Date and thereafter, sufficient cash or credit to enable it to make payment in immediately available funds of the purchase price when due and any other amounts to be paid by it hereunder;

          (g) Buyer is an experienced and knowledgeable investor in the oil and gas business. Buyer is not acquiring the Interests in connection with a distribution or resale thereof in violation of federal or state securities laws and the rules and regulations thereunder; and

          (h) Buyer has incurred no liability, contingent or otherwise, for brokers' or finders' fees relating to the transactions contemplated by this Agreement for which Seller shall have any responsibility whatsoever.

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9.   CLAIMS.  "Claims" shall mean any and all claims,  losses,  damages,  costs, expenses, diminutions in value, suits, causes of action or judgments of any kind or character with respect to any and all liabilities and obligations or alleged or threatened liabilities and obligations, including, but not limited to, any interest, penalty, and any attorneys' fees and other costs and expenses incurred in connection with investigating or defending any
     claims  or  actions,   whether  or  not  resulting  in  any  liability.  An
     "Environmental Claim" means a Claim attributable to or arising out of a violation (i) of any environmental statute, rule, regulation or order of any governmental agency having jurisdiction over the Interests or Seller in effect and applicable to conditions existing on the Effective Time and (ii) to which prompt remedial or corrective action either is required or would be undertaken by a prudent operator of oil and gas properties and/or gas gathering systems.

10.  INDEMNITIES OF SELLER.

          (a) Seller shall, to the fullest extent permitted by law, protect, defend, indemnify, and hold Buyer and its affiliates, including its directors, officers, employees, agents, and representatives of each of them, harmless from and against any and all Claims attributable to or arising out of (i) any act or omission by Seller involving or related to the Interests occurring before the Effective Time, except as limited in (x), (y) and (z) below, (ii) the lawsuit styled Retha Sue Penney, et al, v. C&S Transport, Incorporated, Meridian Oil Inc., and Franklin S. Oren, as set forth on Exhibit "E" hereto, and (iii) the breach by Seller of the representations contained in Section 7 hereof; provided, however, this indemnity is limited and shall not cover or include
               (x) matters pertaining to title to the Interests, all of which will be governed by Section 4 hereof, (y) any Claims with respect to any and all gas balancing liabilities and obligations or alleged or threatened liabilities and obligations, all of which will be governed by Section 11 hereof, or (z) any Claims with respect to any Environmental Defects waived pursuant to Section 13 hereof.

          (b) Seller shall, to the fullest extent permitted by law, protect, defend, and indemnify and hold Buyer and its affiliates, including its directors, officers, employees, agents and representatives of each of them, harmless from and against (i) all Claims of persons or entities claiming under the GLA Assignment (referenced on Exhibit "E" hereto) for improper payment of overriding royalties prior to the Effective Time, and
               (ii) all Claims of persons or entities claiming under the GLA Assignment for payment of overriding royalties on or after the Effective Time in amounts in excess of the amount determined due and owing (without regard to the Amendment to the GLA Assignment dated March 31, 1976, or any other amendment attempting to set or further define market value) as calculated in accordance with the following:

                    On gas, including casinghead gas or other gaseous substance, sold or used off the premises or in the manufacture of gasoline or other products therefrom, the market value at the well of a 3/32nds of the gas so sold or used, provided that on gas sold at the well the overriding royalty shall be 3/32nds of the amount realized from such sale.

               Provided, however, this indemnity is limited and shall not cover or include any Claims made for payments due after the Effective Time relating to Buyer's deduction of any post-production costs, including, but not limited to, costs and expenses of compression, dehydration, treating, gathering, transportation, processing, and marketing.

          (c) After Closing, any assertion by Buyer that Seller is liable under the terms of the indemnities provided by Section 10(a)(i) or 10(a)(iii) must be made by Buyer in writing and must be given to Seller on or prior to December 31, 1996; provided however, there shall be no time limitation for Claims related to the proper payment of (i) taxes, (ii) royalties, overriding royalties, and similar burdens on production, (iii) joint interest audits for periods prior to the Effective Time, or (iv) broker's or finder's fees. Any notice to Seller shall state the facts known to Buyer that give rise to such notice in sufficient detail to allow Seller to evaluate the assertion.

          (d) If a Claim arises for which Buyer intends to seek indemnity with respect thereto under Section 10(a)(i) or 10(a)(iii), Buyer shall promptly notify Seller of such Claim. Seller shall have thirty
               (30) days after receipt of such notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and Buyer shall cooperate with Seller in connection therewith. So long as Seller has undertaken the defense of, and responsibility for, any such Claim and is reasonably contesting any such Claim in good faith, by appropriate proceedings (including the filing or posting of appeal bonds, supersedeas bonds and similar bonds), Buyer shall not pay or settle any such Claim. Buyer shall have the right to pay or settle any such Claim, provided that in such event it shall waive any right to indemnity by Seller for such Claim. If Seller does not notify Buyer within thirty (30) days after the receipt of Buyer's notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, then Buyer shall have the right to contest, settle or compromise the Claim, but shall not thereby waive any right to indemnity therefor pursuant to this Section 10.

          (e) In the event of any notice of a Claim which is an Environmental Claim given by Buyer to Seller pursuant to this Section 10, Seller's total liability hereunder for any and all such Environmental Claims shall be limited to THREE MILLION SIX HUNDRED FIFTY THOUSAND DOLLARS ($3,650,000), payable as follows:

               (i) the first FIVE HUNDRED THOUSAND DOLLARS ($500,000) toward satisfaction of any such Claims shall be Seller's sole responsibility; and

               (ii) the  next  SIX  MILLION  THREE  HUNDRED   THOUSAND   DOLLARS
                    ($6,300,000) toward satisfaction of any such Claims shall be split equally between Seller and Buyer.

11.  ASSUMPTION OF OBLIGATIONS AND INDEMNITIES OF BUYER.

          (a) As of the Effective Time, Buyer agrees to assume and perform any and all of the liabilities and obligations or alleged or threatened liabilities and obligations of Seller that arise under the agreements set forth on Exhibit "I", existing oil and gas leases, assignments, operating agreements, leases, permits, rights-of-way, licenses, easements, options, orders, gas purchase contracts, product purchase and sale agreements, gas gathering agreements, gas processing agreements, or any other agreements or contracts attributable to, affecting, or otherwise relating to the Interests, including, but not limited to, any and all liabilities and obligations (i) to pay and deliver royalties, overriding royalties, non-participating royalties, and other burdens on production, (ii) in connection with or arising out of balancing of overproduction or underproduction from the Interests, and (iii) necessary to comply with all laws and governmental regulations with respect to the Interests, including, but not limited to, the lawful plugging and abandonment of oil and gas wells and the restoration of the surface of the land or any governmental request or other requirement to abandon any pipeline or facility or take any clean-up, remedial or other action with respect to the Interests, regardless of when the events occurred that caused such condition to exist or the obligation to arise. Without limitation of the foregoing, as of the Effective Time Buyer agrees to assume and perform any and all of the obligations and liabilities or alleged or threatened liabilities and obligations of Seller for Environmental Claims with respect to the Interests, regardless of when the events occurred that caused such condition to exist or the obligation to arise. The assumption of liabilities hereunder by Buyer shall include those arising solely from or contributed to by the negligence of Seller, whether active or passive, or of any kind or nature.

          (b) Buyer shall, to the fullest extent permitted by law, protect, defend, indemnify, and hold Seller and its directors, officers, employees, agents, and representatives of each of them (the "Seller Parties"), harmless from and against any and all Claims attributable to or arising out of (i) Buyer's ownership or operation of the Interests subsequent to the Effective Time, (ii) Buyer's assumption of any obligation or liability contained in this Section 11 (but only to the extent Seller has not agreed to provide Buyer with indemnity pursuant to Section 10 hereof),
               (iii) the  breach by Buyer of the  representations  contained  in
               Section 8 hereof; and (iv) the breach by Buyer of any of the agreements and covenants contained in this Agreement.

          (c) THE INDEMNIFICATION, RELEASE AND ASSUMPTION PROVISIONS PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LOSSES, COSTS, EXPENSES AND DAMAGES IN QUESTION AROSE SOLELY OR IN PART FROM THE GROSS, ACTIVE, PASSIVE, COMPARATIVE, OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OF THE SELLER PARTIES.

12.  DUE DILIGENCE REVIEW.

          (a)  Prior  to  Closing,   Seller,  in  Seller's  offices,  will  make
               available to Buyer and Buyer's authorized representatives for examination as Buyer may reasonably request, all lease files, land files, well files, product purchase and sale contracts, division order files, abstracts, title opinions, engineering and geological data, reports, maps, logs, and well records contained in Seller's files relating to the Interests (collectively the "Records"); provided, however, the Records shall not include any geophysical data. Prior to Closing, Buyer, at Buyer's sole cost, may copy any portion of the Records as Buyer may reasonably request. Prior to Closing, Seller, in Seller's offices, will also make available to Buyer and Buyer's authorized representatives for examination as Buyer may reasonably request, any joint interest billings, check receipts and third party disbursement records, and any records relating to ad valorem, excise and other production related taxes relating to the Interests ("Accounting Data"). Prior to Closing, Buyer, at Buyer's sole cost, may copy any portion of the Accounting Data as Buyer may reasonably request.

          (b) Seller shall permit Buyer and Buyer's authorized representatives to consult with Seller's employees during reasonable business hours and to conduct, at Buyer's sole risk and expense, wellsite inspections and inventories of the Interests that are Seller-operated. During such inspections, Buyer shall have the right to review the Interests to determine the environmental condition of the Equipment, Field Plant, Compressor Station, Gathering System, Shamrock Facility, and Lease premises. To the extent Buyer desires similar access to Seller's non-operated Interests, Seller shall assist Buyer in obtaining such access; provided, however, Buyer shall not contact the Operator of the non-operated Interests directly.

13.  PURCHASE PRICE ADJUSTMENTS FOR ENVIRONMENTAL DEFECTS.

          (a)  "Environmental   Defect"  shall  mean  a  violation  (i)  of  any
               environmental statute, rule, regulation or order of any governmental agency having jurisdiction over the Interests or Seller and (ii) to which prompt remedial or corrective action either is required or would be undertaken by a prudent operator of oil and gas properties and/or gas gathering systems.

          (b) Buyer may, by delivery of written notice to Seller of the existence of an alleged Environmental Defect, request reduction of the purchase price for the Interest affected. The Environmental Defect notice shall clearly indicate the nature and a detailed description of the Environmental Defect, the Interest to which it relates, and the dollar amount which Buyer believes it would take to rectify or remediate the Environmental Defect.

          (c) The Environmental Defect notice by Buyer shall be delivered to Seller on or before June 17, 1996. In the event any such notice is not timely delivered, all Environmental Defects of which Buyer has notice as of such date shall be deemed waived for all purposes and Buyer shall thereafter have no right to claim Environmental Defects; and in the event the Environmental Defect notice is timely delivered, all Environmental Defects of which Buyer has notice as of such and not claimed in such notice shall be deemed waived for all purposes. Seller shall have the right, but not the obligation, to attempt to cure any alleged Environmental Defect prior to Closing. In the event Seller is unable or unwilling to cure an alleged Environmental Defect, Buyer and Seller shall meet and use their best efforts to agree on the validity of the claim of the Environmental Defect and the amount of any required purchase price adjustment.

          (d) In the event the parties cannot mutually agree on the purchase price adjustment for an alleged Environmental Defect, Buyer shall have the right to (i) proceed to Closing and accept the Interest with the alleged Environmental Defect with no purchase price adjustment, or (ii) terminate this Agreement as to the Interest affected by the alleged Environmental Defect and receive a purchase price adjustment for such Interest as set forth in Exhibit "B", or, where feasible, the proportionate allocated value.

          (e) There shall be no purchase price adjustment for Environmental Defects unless the aggregate total of all Environmental Defects exceeds ONE HUNDRED EIGHTY TWO THOUSAND FIVE HUNDRED DOLLARS ($182,500).

14. CONFIDENTIALITY. All Records, Accounting Data, and all other confidential data provided to Buyer, whether before or after the date of this Agreement, and all title matters and environmental reports prepared by Buyer or Buyer's representatives relating to the Interests, shall be treated by Buyer as strictly confidential, and shall not be disclosed to any person, firm or corporation without the prior written consent of Seller. In the event this purchase and sale does not close, this covenant shall survive termination of this Agreement; and in the event the sale closes, this covenant shall terminate at Closing.

15. DISCLAIMERS. THE INSTRUMENTS OF CONVEYANCE EXECUTED PURSUANT HERETO SHALL BE EXECUTED WITHOUT ANY REPRESENTATION, WARRANTY OR COVENANT OF TITLE OF ANY KIND OR NATURE, EITHER EXPRESS, IMPLIED OR STATUTORY. THE INTERESTS ARE BEING CONVEYED AND ASSIGNED TO AND ACCEPTED BY THE BUYER IN THEIR "AS IS, WHERE IS" CONDITION AND STATE OF REPAIR, AND WITH ALL FAULTS AND DEFECTS, WITHOUT ANY REPRESENTATION, WARRANTY OR COVENANT OF ANY KIND OR NATURE, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MARKETABILITY, QUALITY, CONDITION, CONFORMITY TO SAMPLES, MERCHANTABILITY, AND/OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED BY SELLER AND WAIVED BY BUYER. THE INTERESTS HAVE BEEN USED FOR OIL AND GAS PIPELINE, TRANSPORTATION, STORAGE AND RELATED OPERATIONS. PHYSICAL CHANGES IN THE INTERESTS AND IN THE LANDS BURDENED THEREBY MAY HAVE OCCURRED AS A RESULT OF SUCH USES. THE INTERESTS MAY ALSO INCLUDE BURIED PIPELINES AND OTHER EQUIPMENT, THE LOCATIONS OF WHICH MAY NOT BE KNOWN BY SELLER OR READILY APPARENT BY A PHYSICAL INSPECTION OF THE INTERESTS. IT IS UNDERSTOOD AND AGREED THAT BUYER SHALL HAVE INSPECTED PRIOR TO CLOSING (OR SHALL BE DEEMED TO HAVE WAIVED ITS RIGHT TO INSPECT) THE LEASES, THE EQUIPMENT, THE FIELD PLANT, THE COMPRESSOR STATION, THE GATHERING SYSTEM, THE SHAMROCK FACILITY AND THE ASSOCIATED PREMISES AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, AND THAT BUYER SHALL ACCEPT ALL OF THE SAME IN THEIR "AS IS, WHERE IS" CONDITION AND STATE OF REPAIR, AND WITH ALL FAULTS AND DEFECTS, INCLUDING, BUT NOT LIMITED TO, THE PRESENCE OF NATURALLY OCCURRING RADIO ACTIVE MATERIAL (NORM) AND MAN-MADE MATERIAL FIBERS (MMMF). IN ADDITION, SELLER MAKES NO REPRESENTATION, COVENANT OR WARRANTY, EXPRESS, IMPLIED OR STATUTORY, AS TO THE ACCURACY OR COMPLETENESS OF ANY DATA OR RECORDS DELIVERED TO THE BUYER WITH RESPECT TO THE INTERESTS, OR CONCERNING THE QUALITY OR QUANTITY OF HYDROCARBON RESERVES, IF ANY, ATTRIBUTABLE TO THE INTERESTS, OR THE ABILITY OF THE INTERESTS TO PRODUCE HYDROCARBONS, OR THE PRICES WHICH BUYER IS OR WILL BE ENTITLED TO RECEIVE FOR ANY SUCH HYDROCARBONS.

16. DTPA Waiver. TO THE EXTENT APPLICABLE TO THE INTERESTS OR ANY PORTION THEREOF, BUYER AND SELLER HEREBY WAIVE THEIR RIGHTS UNDER THE PROVISIONS OF THE TEXAS DECEPTIVE TRADE PRACTICES ACT, CHAPTER 17, SUBCHAPTER E, SECTIONS
     17.41 THROUGH 17.63, INCLUSIVE (OTHER THAN SECTION 17.555, WHICH IS NOT WAIVED), OF THE TEXAS BUSINESS & COMMERCIAL CODE (A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS). AFTER CONSULTATION WITH AN ATTORNEY OF ITS CHOICE, BUYER AND SELLER VOLUNTARILY CONSENT TO THIS WAIVER.

17. CLOSING. The Closing shall be held on or before June 28, 1996, at the offices of Seller at 5051 Westheimer, Suite 1400, Houston, Texas, or at such other time and place as Seller and Buyer may mutually agree in writing (the "Closing" or the "Closing Date").

18.  TRANSACTIONS AT CLOSING.

          (a) Seller shall execute, acknowledge, and deliver to Buyer the instruments of conveyance in the forms as set forth in Exhibits "C-1", "C-2", "C-3", "C-4", "C-5", "C-6", "C-7" and "C-8" hereto conveying the Interests;

          (b) Seller and Buyer shall execute and deliver a Preliminary Closing Statement that shall set forth the Base Purchase Price and each adjustment and the calculation of such adjustments used to determine such amount (the "Closing Amount") in the form as set forth in Exhibit "D" hereto;

          (c)  Seller shall deliver to Buyer copies of the Records;

          (d) Seller and Buyer shall execute, acknowledge and deliver mutually agreeable transfer orders or letters-in-lieu prepared by the Buyer, directing all purchasers of production to make future payments of proceeds attributable to production from the Interests to Buyer;

          (e) Seller shall deliver to Buyer a certificate stating that the representations of Seller contained in Section 7 hereof are true as of the Closing Date;

          (f)  Seller shall  deliver to Buyer the legal  opinion  referenced  in
               Section 6(c) hereof;

          (g) Buyer shall deliver to Seller a certificate stating that the representations of Buyer contained in Section 8 hereof are true as of the Closing Date;

          (h)  Buyer shall  deliver to Seller the legal  opinion  referenced  in
               Section 5(b) hereof;

          (i) Buyer shall deliver to Seller a complete copy of Buyer's environmental assessment, including, but not limited to, reports, data, valuation, assessments and conclusions;

          (j) Seller shall deliver to Buyer possession of the Interests, subject to any applicable operating agreement or other related agreement affecting the Interests;

          (k) Buyer shall deliver to Seller the guaranty in the form set forth on Exhibit "H" hereto;

          (l) Seller shall deliver to Buyer executed change-of-operator forms to be filed with the relevant regulatory agency naming Buyer or its designee the operator of the Interests, including all wells (active and inactive) that are subject to this Agreement; and

          (m) Buyer shall deliver to Seller cash by wire transfer in the amount of the Closing Amount to the following account:

                  Bank:                         Mellon Bank, Pittsburgh, PA.
                  ABA/Routing Number:           043-000-261
                  Account:                      104-9050
                  For Credit To:                Meridian Oil Services Inc.

19. FURTHER ASSURANCE. Incidental and subsequent to Closing, each of the parties shall execute, acknowledge, and deliver to the other such further instruments, and take such other actions as may be reasonably necessary to carry out the provisions of this Agreement.

20. POST-CLOSING ADJUSTMENTS. On or before November 1, 1996, the parties shall undertake to agree with respect to the adjustments or payments that were not finally determined as of Closing, and the amount due from Buyer or Seller, as the case may be, pursuant to the Post-Closing adjustment. On or before October 1, 1996, Seller shall provide Buyer with a Final Closing Statement setting forth the Post-Closing adjustments. Seller shall provide Buyer access to such of Seller's records as may be reasonably necessary to verify the Post-Closing adjustments. Payment by Buyer or Seller shall be made in immediately available funds within five (5) days of agreement. If the Final Closing Statement has not been agreed upon on or before the date set forth herein, either party may seek to enforce any rights it claims pursuant to this Agreement.

21. PRORATION OF TAXES. All ad valorem taxes, real property taxes, and similar obligations with respect to the tax period in which the Effective Time occurs (the "current tax period") shall be apportioned between Seller and Buyer as of the Effective Time based on an estimate of the immediately preceding tax period assessment, and the Base Purchase Price shall be reduced at Closing by the amount of such estimated taxes owed by Seller for that portion of the current tax period prior to the Effective Time.

22.  PROCEEDS.

          (a) All proceeds, including, but not limited to, proceeds held in suspense or escrow and proceeds for oil produced and held in storage on the Leases but not sold as of the Effective Time, attributable to the Interests and accruing to the period prior to the Effective Time shall belong to Seller. Seller shall not retain overhead charges and rates received by Seller in its capacity as Operator under any operating agreement or COPAS accounting procedure attributable to the Interests from the Effective Time through the end of the month in which Closing occurs.

          (b) All proceeds attributable to the Interests and accruing to the period on and after the Effective Time shall belong to Buyer. In the event Seller has received proceeds belonging to Buyer after the Effective Time, Seller will account to Buyer for such proceeds at the same price Seller received for the production in accordance with its existing product purchase and sale contracts.

23. EMPLOYEES. Buyer intends to continue to operate the Interests in the ordinary course of business. Buyer shall evaluate all active, full-time employees of Seller currently employed by Seller and directly engaged in the operation of the Interests as set forth on Exhibit "F" attached hereto. At Closing, Buyer shall offer employment or independent contractor agreements to substantially all employees reasonably determined by Buyer essential to the ongoing operation of the Interests. Persons offered full-time employment by Buyer shall receive from Buyer substantially the same employee benefits as Buyer's current employees are receiving.

24. OPERATIONS PENDING CLOSING. Seller shall operate the Seller-operated Interests using the same standard of care as an ordinary prudent Operator under the same or similar circumstances until Closing, or such later time as any applicable joint operating agreement may require, when such operation shall be turned over to, and become the responsibility of, Buyer or its designee. During the period from the date of this Agreement to Closing, Seller shall (i) permit Buyer, at its sole risk and expense, to have access to, for inspection only, those Interests operated by Seller and use reasonable efforts to provide Buyer with access to those Interests not operated by Seller, (ii) consult with Buyer with respect to all AFE's over TEN THOUSAND DOLLARS ($10,000) net to the interests of Seller which are received by Seller with respect to any Interest and will receive Buyer's consent before approving such AFE's, and with respect to all material decisions to be made with respect to the Interests, including, without limitation, settlement of any gas imbalances and incurring of costs for discretionary expenditures for operations in excess of TEN THOUSAND DOLLARS ($10,000) net to the interest of Seller for which AFE's are not prepared,
     (iii) shall operate the Interests in its ordinary course of business and in accordance with applicable industry standards and the terms and conditions of all applicable contracts, laws and regulations, (iv) not transfer, sell, hypothecate, encumber, abandon or otherwise dispose of any material portion of the Interests (other than the sale of production in the ordinary course of business) or as required in connection with the exercise of third parties of preferential rights to purchase any of the Interests without the express written consent of Buyer, and (v) notify Buyer of any cessation of production in connection with the Interests.

25. NOTICES. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, or to the extent receipt is confirmed by the party charged with notice, sent by documented overnight delivery service, by United States Mail, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below. Notices to Seller or Buyer shall be addressed to:

              SELLER                                       BUYER

        Meridian Oil Inc.                        ConMag Energy Corporation
        5051 Westheimer                          600 East Las Colinas Blvd.
        Suite 1400                               Suite 1200
        Houston, Texas  77056-2124               Irving, Texas  75039

        Attn: Manager, Divestitures              Attn: Gary C. Evans, President

        Fax:  713-624-9449                       Fax: 214-401-3110


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26.  ENTIRE   AGREEMENT.   This  instrument  states  the  entire  agreement  and
     supersedes all prior agreements (except any prior Confidentiality Agreement between the Buyer and Seller) between the parties concerning the subject matter hereof. This Agreement may be supplemented, altered, amended, modified or revoked by writing only, signed by both parties.

27. OPERATIONS. Should Seller presently operate any Interest, Seller makes no representation, warranty or covenant that the Buyer will become operator of any or all of the Interests. Buyer acknowledges that operations will be governed by the applicable operating agreements or other related agreements affecting the Interests.

28. OCCASIONAL SALE. Seller and Buyer believe that this purchase and sale of the Interests constitutes an isolated or occasional sale and is not subject to sales tax; provided, however, if any sales, transfers, use taxes or other similar taxes are due or should hereafter become due (including penalty and interest thereon) by reason of this transaction, Buyer shall timely pay and solely bear all such taxes.

29. RECORDING DOCUMENTS. Buyer shall pay all documentary, filing, and recording fees incurred in connection with the filing and recording of the instruments of conveyance. As soon as practicable after Closing, Buyer shall provide Seller with recorded copies of all documents conveying the Interests to Buyer.

30. COUNTERPART. This Agreement may be executed by Buyer and Seller in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument.

31.  TIME OF ESSENCE. Time is of the essence in this Agreement.

32. ANNOUNCEMENTS. Seller and Buyer shall consult with each other prior to the release of any press releases and other announcements concerning this Agreement or the transactions contemplated hereby. Any press release or other announcements will be at a time and in a form reasonably acceptable to Seller and Buyer.

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33.  WAIVER.  Any  of  the  terms,   provisions,   covenants,   representations,
     warranties or conditions hereof may be waived only by a written instrument executed by the party waiving compliance. The failure of any party at any time or times to require performance of any provisions hereof shall in no manner affect such party's right to enforce the same. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

34. SURVIVAL OF REPRESENTATIONS AND COVENANTS. All representations and covenants of the parties to the extent not fully performed or waived prior to Closing shall survive the Closing other than those contained in Sections 4, 5, 6, and 13 hereof.

35. RELIANCE. Prior to executing and/or closing this Agreement, Buyer has been afforded an opportunity to (i) --------- examine the Interests and such materials as it has requested to be provided to it by Seller, (ii) to discuss with representatives of Seller such materials and the nature and operation of the Interests and (iii) to investigate of the condition, including subsurface condition, of the Interests. In entering into and closing this Agreement, Buyer has relied solely on the express representations and covenants of Seller in this Agreement, its independent investigation of, and judgment with respect to, the Interests, and the advice of its own legal, tax, economic, environmental, engineering, geological and geophysical advisors, and not on any comments or statements of Seller or any representatives or agents of, or consultants or advisors engaged by, Seller.

36. GOVERNING LAW. This Agreement and the rights and obligations of the parties hereto shall be governed, construed, and enforced in accordance with the laws of the State of Texas. The parties agree that any litigation relating directly or indirectly to this Agreement must be brought before and determined by a court of competent jurisdiction within the State of Texas.

37. LEGAL FEES. The prevailing party in any legal proceeding brought under or to enforce this Agreement shall be additionally entitled to recover court costs and reasonable attorneys' fees from the non-prevailing party.

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38.  AGREEMENT FOR THE PARTIES'  BENEFIT ONLY. This Agreement is not intended to confer upon any person not a party hereto any rights or remedies hereunder, and no person, including, but not limited to, those persons affected by
     Section 23 hereof, other than the parties hereto is entitled to rely on any representation, covenant, or agreement contained herein.

39. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

40. BINDING EFFECT; ASSIGNMENT. All the terms, provisions, covenants, representations, and conditions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors; provided, however, this Agreement or any portion thereof and the rights and obligations hereunder shall not be assignable or delegable by any party without the express prior written consent of the non-assigning or non-delegating party.

41. ENFORCEMENT. Should Buyer or Seller default in the performance of this Agreement, the non-defaulting party shall be entitled to enforce specific performance of this Agreement, or exercise any other right or remedy it may have at law or in equity by reason of such default.

42. FAILURE TO CLOSE. If all of the conditions to Closing set forth in Sections 5 and 6 have not been satisfied or waived by the respective parties on or before July 15, 1996 (or such later date as hereafter may be mutually agreed upon by the parties in writing), this Agreement shall terminate automatically, and no party hereto shall have any further obligations or any liability to the other party pursuant to this Agreement; provided, however, that in the event that the conditions to Buyer's obligations to close as set forth in Section 6 hereof have not been satisfied or waived by such date, or in the event this transaction is not consummated due to the condition of Closing contained in Section 5(c) hereof, the Performance Deposit, together with interest thereon, shall be returned to Buyer; provided, further, that nothing herein shall relieve any party from liability for its willful failure to satisfy any conditions to Closing required to be satisfied by it. Upon any termination of this Agreement, Seller shall be free immediately to enjoy all rights of ownership of the Interests and to sell, transfer, encumber or otherwise dispose of the Interests to any party without any restriction under this Agreement.

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EXECUTED as of the date first above mentioned.

                                     SELLER

                                     MERIDIAN OIL INC.


                                     By:/s/ Mark E. Ellis
                                        Mark E. Ellis, Vice President

                                     BUYER

                                     CONMAG ENERGY CORPORATION


                                     By:/s/ Gary C. Evans
                                        Gary C. Evans, President


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